UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/MF) No. 90.400.888/0001-42

Company Registration (NIRE) No. 35.300.332.067

Minutes of the Board of Directors Meeting held on August 31, 2017

On August 31, 2017, at 9 a.m., by conference call, the Board of Directors of Banco Santander (Brasil) S.A. (“Company” or “Santander”) has met, with the attendance of all of its members, to take resolutions, in compliance with CMN Resolution nº 4.557 of February 23, 2017, on the following Agenda:

(i) To approve the appointment of Mr. Antonio Pardo de Santayana Montes as Officer responsible for risk management (CRO) of the Prudential Conglomerate of Banco Santander (Brasil) S.A. ("Santander Conglomerate"), pursuant to article nº 44 of the CMN Resolution nº 4.557 of February 23, 2017.

(ii) To approve the appointment of Mr. Angel Santodomingo Martell as Officer responsible for capital management of Santander Conglomerate, pursuant to article nº 47 of the CMN Resolution nº 4.557 of February 23, 2017.

(iii) To approve the amendments in the Internal Regulations of the Company's Risk and Compliance Committee (Exhibit I), with reflection in its jurisdiction and composition, in order to adapt it to the CMN Resolution nº 4.557 of February 23, 2017;

(iv) To approve the amendments in the Internal Regulations of the Company's Board of Directors (Exhibit II), with reflection in its jurisdiction, in order to adapt it to the CMN Resolution nº 4.557 of February 23, 2017;

(v) To appoint, in accordance with article 14, §6º, of the Company's Bylaws and of the favorable recommendation of the Nomination and Governance Committee, as members of the Risk and Compliance Committee of Santander Conglomerate, for a term of office entering in force until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2019 Ordinary Shareholders Meeting, Messrs. Álvaro Antonio Cardoso de Souza, Portuguese citizen, married, economist, bearer of identity card RNE nº W401505-E, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 249.630.118-91; Bernardo Parnes, Brazilian citizen, married, business administrator, bearer of Identity Card RG nº 8.331.247-X SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 006.102.448-17; Conrado Engel, Brazilian citizen, married, engineer, bearer of Identity Card RG nº 12849016-7 SSP/PR, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 025.984.758-52, Deborah Stern Vieitas, Brazilian, married, public administrator and journalist, bearer of the Brazilian Identity Card (“RG”) No. 3.839.280-X SSP/SP, enrolled with CPF/MF under No. 013.968.828-55; and José de Paiva Ferreira, Portuguese, married, business administrator, bearer of Foreigners Identity Card RNE No. W274948-B, enrolled with CPF/MF under No. 007.805.468-06, all with offices at Avenida Presidente Juscelino Kubitschek, nº 2041 and 2235 – Bloco A – Vila Olímpia, São Paulo/SP. Mrs. Deborah Stern Vieitas will act as Coordinator of this Committee. Mr. Álvaro Antônio Cardoso de Souza and Mr. Bernardo Parnes fulfill the independence requirements pursuant to the article 45 §5º and Mrs. Deborah Stern Vieitas, acting as coordinator of the Committee, fulfill the independence requirements pursuant to the article 45 §§ 5º and 6, all of CMN Resolution nº 4.557 of February 23, 2017.

It remains to be noted that the matters discussed on items (i), (ii), (iii) and (iv) above have been assessed and had your recommended approval by the Company's Risk and Compliance Committee.

There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by all the attendees.

São Paulo, August 31, 2017.

Signatures: Mr. Álvaro Antônio Cardoso de Souza – Chairman; Mr. Sergio Agapito Lires Rial – Vice President; Celso Clemente Giacometti, Conrado Engel, Deborah Patricia Wright, Deborah Stern Vieitas, José Antonio Alvarez Alvarez, José de Paiva Ferreira, José Luciano Duarte Penido and José Maria Nus Badía – Directors.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Daniel Pareto

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: August 31, 2017

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer